UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 8-K

CURRENT REPORT

               Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 10, 2014

REGENCY CENTERS CORPORATION
REGENCY CENTERS, L.P.
(Exact name of registrant as specified in its charter)

Florida (Regency Centers Corporation) Delaware (Regency Centers, L.P.) (State or other jurisdiction of incorporation)	001-12298 (Regency Centers Corporation) 0-24763 (Regency Centers, L.P.) (Commission File Number)	59-3191743 (Regency Centers Corporation) 59-3429602 (Regency Centers, L.P.) (IRS Employer Identification No.)

One Independent Drive, Suite 114 Jacksonville, Florida (Address of principal executive offices)	32202 (Zip Code)

Registrant’s telephone number including area code: (904) 598-7000

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐           Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐           Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐           Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On July 10, 2014, Regency Centers Corporation (“Regency”) delivered a letter to the Chairman and Chief Executive Officer of AmREIT, Inc. (“AmREIT”) and also issued a press release, copies of which are furnished pursuant to this current report on Form 8-K as Exhibit 99.1 and Exhibit 99.2, respectively.

Additional Information About the Proposed Transaction and Where to Find it

The communications referred to herein (and attached hereto) do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The foregoing materials relate to a business combination transaction with AmREIT that has been proposed by Regency and that may become the subject of a registration statement filed with the Securities and Exchange Commission (SEC).  This material is not a substitute for the proxy statement/prospectus Regency would file with the SEC regarding the proposed transaction if a negotiated transaction is reached with AmREIT or for any other document that Regency may file with the SEC and send to AmREIT’s or Regency’s stockholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF REGENCY AND AMREIT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Such documents would be available free of charge through the website maintained by the SEC at www.sec.gov or by directing a request to the Regency Investor Relations Department, One Independent Drive, Suite 114, Jacksonville, FL 32202.  Copies of such documents filed by Regency with the SEC also would be available free of charge on Regency’s website at www.regencycenters.com.

Regency and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Regency’s and AmREIT’s stockholders in respect of the proposed transaction.  Information regarding Regency’s directors and executive officers can be found in Regency’s definitive proxy statement filed with the SEC on March 18, 2014.  Additional information regarding the interests of such potential participants will be included in any proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available.

All information in this communication concerning AmREIT, including such information pertaining to its business, operations and financial results, was obtained from public sources.  In preparing this communication, Regency has relied upon and assumed the accuracy and completeness of such information, without assuming any responsibility for independent verification thereof.

Forward-Looking Statements

Information set forth in this Current Report on Form 8-K (including information incorporated by reference herein) contains “forward-looking statements” (as defined in Section 21E of the Exchange Act), which reflect Regency’s expectations regarding future events.  The forward-looking statements involve a number of risks, uncertainties and other factors, many of which are outside Regency’s control, that could cause actual results to differ materially from those contained in the forward-looking statements.  Such risks and uncertainties relating to the proposed transaction include, but are not limited to, AmREIT’s possible failure to accept Regency’s proposal and enter into negotiations and/or definitive agreements to effect the transaction, whether and when the proposed transaction will be consummated, the possible change in Regency’s plans following the transaction, market and other expectations with respect to Regency following the transaction, including regarding future dividends, market evaluations and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain requisite stockholder and other approvals for the transaction; market volatility; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; Regency’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Regency’s ability to promptly and effectively integrate AmREIT’s portfolio and other business; the tenants of the respective parties; continuation or deterioration of current market conditions; and future regulatory or legislative actions that could adversely affect the companies.  Additional factors that may affect future results will be contained in Regency’s filings with the SEC from time to time.  Regency disclaims any obligation to update and revise statements contained in this filing based on new information or otherwise.

Please also refer to the documents filed by Regency with the SEC, specifically the most recent reports on Forms 10-K and 10-Q, which identify important risk factors which could cause actual results to differ from those contained in the forward-looking statements.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit 99.1	Letter to AmREIT, Inc. dated July 10, 2014
Exhibit 99.2	Press release dated July 10, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 10, 2014	REGENCY CENTERS CORPORATION

/s/ J. Christian Leavitt J. Christian Leavitt, Senior Vice President and Treasurer
By:
Date: July 10, 2014	REGENCY CENTERS, L.P.

By: Regency Centers Corporation, its general partner
/s/ J. Christian Leavitt J. Christian Leavitt, Senior Vice President and Treasurer
By: